Entrepreneur

Name: Mark Hayes
UUID: 62165252
Background: EDUCATION California State Dominguez Hills University • Bachelor in Criminal Justice EMPLOYMENT HISTORY 30 years Business/Real Estate/Insurance • Business Owner • Real Estate Investing • Negotiated Acquisitions, • Divestments of businesses/real estate Projects; • Managed Operations/production; • Reviewed/Developed Real Estate/Construction Analysis for acquisitions; • Reviewed operations/manufactured budgets; • implemented best practices procedures; Reviewed • Negotiated business contracts;
Location: California

Social Connections

Facebook:
Twitter:
LinkedIn: http://www.linkedin.com/mark-hayes-364a05/

Pitch Story

Title of your pitch: Bum Butt Wipes & Container
Short introduction of your pitch: Bum Butt Wipes & Container has been designed to provide a more sanitary manner in which to cleanse yourself after urinating or defecating
Your pitch story: Toilet Wipes & Container idea was created when I was changing my daughter's diaper. I was using the baby wipes and had an epiphany why older adults do not use wipes on themselves? We used baby wipes to make sure babies were totally clean to prevent infections from bacteria. Why not use wipes for adults?   That's when I thought about wipes for adults to make sure adults were totally clean. Wipes placed in a container to keep to the wipes moist & fresh.   That was the idea creation of Toilet Wipes and Container 25 years ago. Today you have similar products, being touted as wipes and some form of a container.   My idea Toilet Wipes with Container was sent to Kimberly Clark the major manufacturer of toilet paper, wipes and other products. I was rejected by Kimberly Clark 25 years ago and now they are one of the companies making wipes such as

Cottonelle flushable wipes. So the wipes are being used, by many people today.   I have changed the name of my wipes to Bum Butt Wipes and Container. Bum is a slang term meaning buttocks, a British origin. The Bum Butt Wipes with Container has been designed to provide a more sanitary manner in which to cleanse yourself after urinating or defecating.   The wipes will harness an appropriate amount of hypoallergenic and aloe to create a moist, soft tissue that will be comfortable for the user. Oftentimes, not all of one's waste is cleaned from the rectal or vaginal area. This proposed product will ensure that all of the waste is removed. The wipes will be confined within a moisture contained apparatus that will keep the wipes sanitary, as well as, protected from outside air that will be too arid to keep the wipes' moisture confined. The dispenser could be operated by battery or manually.

Which category does your pitch belong to: Household

Target Market

Target market: The market potential for Bum Butt Wipes with Container should be fairly large with its given market segment(s). This product is designed as a treated toilet tissue that will contain enough moisture to successfully remove all human waste from the rectal and vaginal area of the body.   It will be dispensed from a plastic battery or manually operated container that will be designed to harness the moisture within the wipes. With its benefits and /or advantages, this product should have strong appeal when it comes to a consumer purchasing decision.   Manufacturers who would have the capability to produce an item in this product category should show interest in the Bum Butt Wipes with Container as they would have a well-defined market in which to sell the product. Any product, such as Bum Butt Wipes with Container that can be used by or targets, the mature market, increases its potential sales volume in the current marketplace and in the future marketplace, as the "baby boomers "enter the mature market segment.   Bum Butt Wipes with Container would be classified as a "non-seasonal" product in some parts of the country. In other words, it should enjoy strong and steady sales. The seasons of the year would have little, if any, effect on the sales. As far as the potential market for the Bum Butt Wipes with Container, it is quite large.   The market for this product is not limited to the United States. There could be a substantial International Market in which this product could be marketed and sold. Although this many not be true for most third-world countries, it is for most of the world.   This would include countries such as those in the European Community (England,

France, German, Italy, worth of goods), Australia, Russia and in many South American countries.

Production plan

Production location: North America

Production plan: Although manufacturers are willing to sell directly to the consumer, most go through distributors and wholesalers. This makes the job for the manufacturer much easier and tends to be more effective. This is called a two-step distribution system. The Manufacturer first produces and packages the product, then ships it to a regional wholesaler/distributor. The distributor will break up the large shipment, repackage the product into smaller amounts, and ship it to the retail outlet within his market area. The retail outlet then makes the product available for purchase by the consumer. When analyzing the potential categories of businesses to sell the Bum Butt Wipes with Container, one looks to two areas in particular: • General merchandise stores • Miscellaneous retail stores Within General merchandise stores, the Bum Butt Wipes with Container may be sold in: • Department stores • Variety stores • Miscellaneous general merchandise stores With Miscellaneous retail stores, the Bum Butt Wipes with Container may be sold in: • Drug and proprietary stores • Catalog and mail-order businesses • Direct selling establishments • Internet businesses to consumer websites There should be an ample number of outlets in both the wholesale and retail areas to handle this product and a number of publications available for this item to be advertised for internet and or mail order. The Bum Butt Wipes with Container should be readily available to consumers in any part of the country.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: As with any investments there are risks and rewards. You could lose some or all of your monies invested in this type of venture. So we do advise that you seek any and all legal advice, before investing in this project or any other project not related to Bum Butt Wipes with Container.   U.S. and foreign supplier/vendor concerns and distribution disruptions   Federal, state and/or local regulations Labor concerns;

underfunded pensions General economic conditions Commodity/raw material prices Competition and consolidation in manufacturing Threats to international operations Management of mergers and acquisitions Access to capital Currency/foreign exchange fluctuation Natural disasters, terrorism, and geopolitical events Environmental laws, regulations, and liability Less demand for products Failure to properly execute business strategy Maintaining IT systems and operational infrastructure Legal proceedings Ability to innovate to meet changing customer needs Privacy concerns related to security breach Restrictive international trade policies As with any setbacks you have to meet those setbacks head on to repair the damage that has been created first. Then seek to find answers as to what went wrong. Then devise solutions so that those issues never happens again on your watch or in the future as well.

Will bidders have voting rights in the future: Yes

Voting rights description: Voting Power on Major Issues - vote on issues related to the company Ownership in a Portion of the Company - you can a claim to portion of the assets of the company The Right to Transfer Ownership. right to transfer your ownership in the company Entitlement to Dividends - right to claim your portions of the dividends that the company pays out.   Opportunity to Inspect Corporate Books and Records- your have the right to inspect the corporate books and records The Right to Sue for Wrongful Acts - you have the right to sue in a class-action lawsuit for scandals or wrong doing from the officers.

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: Bum Butt Wipes & Container has the potential for high gross margins, recurring revenue, strong cash flow, and potential recurring profits.

Spending Plan

Number of current employees including yourself: 2

Percentage of your raise will pay salaries: 20%

Spending plan: Bum Butt Wipes with Container Spending Plan Production Costs Production costs: 70% expenditure 1. Building   a. lease Or   b. purchase Direct Materials a. wipes, b. hypoallergenic, c. aloe, d. plastic, e. batteries Direct labor a. workers on assembly line or workers making the product) Overhead Costs a. Equipment b. Maintenance, c. Supplies (toilet paper, towels, etc., soap) d. Supervision e. Materials handling f. Power g. Property taxes h. Landscaping i. Plant security j. Overtime (employee) Non-Production Costs: 20% expenditure Administrative costs 1. Salaries A. top executive salaries B. Legal fees C. Printing and distributing annual reports D. General accounting E. Research and development 2. Depreciation of headquarters building/equipment 3. Legal 4. Auditing fees 5. Travel 6. Insurance 7. Water 8. gas Marketing Expense: 8% expenditure a. salaries b. commission c. advertising d. warehousing e. shipping f. customer service Miscellaneous Expense: 2% expenditure The funding raised will be distributed to these areas above such as; production, administrative, marketing and miscellaneous costs or expenses.   We may need to acquire or lease a building where we can start from scratch and build up or lease or purchase an existing building that already is set up for our type of production.   Sometimes it's cheaper to purchase a existing business that is already set up for production. Or if we contract out the work to an existing business that is already equip to create Bum Butt with Container; we can decease some of these expenses, because the contracting company are paying those expenses and we can save money to be used elsewhere in our business planning.   Cost volume profit Analysis, costs, quantity sold, price to determine breakeven points.

Spending plan of extra investment: If we raise more than $250k, we will allocate the additional funding as follows; research and development, production, marketing, sales and administration. We will also hire more people or companies to help us improve our marketing, advertising to gain or increase market share.   Do research on how to improve our efficiency in production of Bum Butt Wipes with Container and other areas as well.

Return Details

Return type: ownership

Raising target: $250,000

Raising cap: $1,000,000

Percentage ownership you plan to offer: 35.0%

When do you plan to sell or IPO your business: 2023

Existing share: Yes

Share percent: 4%

When can bidders expect the return: December, 2023

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: May

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Bum Butt Corporation

Legal status of your company/business: CORPORATION

Where is your company registered: Utah

Company form date: 05-07-2018

Date by which the annual report will be posted: September 28

Location where the entrepreneur's annual report will be posted: www.bumbutt.com

Company address

Street: 10421 S. Jordan Gtwy Ste 600

City: South Jordan

State: Utah

ZIP code: 84095

Financial status

Average sales price: $6

Average cost per unit: $2.5

Yearly sales at the end of last year: $0

1st year target sales after raised date: $420,000

Existing investment from the founders: $5,500

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Mark Hayes

Title: CEO

Grant Date: 05-07-2018

Has ownership: Yes

Ownership: 29.5%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/mark-hayes-364a05/

Name: Ethel Hayes

Title: President

Grant Date: 05-07-2018

Has ownership: Yes

Ownership: 19.5%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/ethel-hayes-61489472/

Name: Ashley Hayes

Title: Shareholder

Grant Date: 05-07-2018

Has ownership: Yes

Ownership: 8%

Description of 3 years recent work experience: Passive Shareholder

Name: Britney Hayes

Title: Shareholder

Grant Date: 05-07-2018

Has ownership: Yes

Ownership: 8%

Description of 3 years recent work experience: Passive Shareholder

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: 1,000 shares of common stock have been authorized and are outstanding, at a par value of $0.01 per share. A common shareholder is an individual, business or institution that holds common shares in a company, giving the holder an ownership stake in the company. This will also give the holder the right to vote on corporate issues such as board elections and corporate policy, along with the right to any common dividend payments. CAFES Securities Holders or stakeholder has an interest in the performance of the company. Not based upon the companies stock performance.   CAFES Securities Holders or investors may have voting rights on some certain issues, but do not have any say as to how the company manages its day to day operations.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Bum Butt Corp is a new company with no operating history. Immediately following a successful crowdfunding raise, the company plans to spend the funding as follows: 1st three months Administrative: 20% of Budget

Non-Production: General Working Capital and Administration $50,000 Marketing Expense: 20% expenditure of Budget Product Marketing $50,000   Patent Concerns: 4.5% Patent Filing $11,250 Product Prototypes Testing: 8.5% Prototypes $21,250 Internet Content Business Website Development: 7.5% Internet Content $18,750 Miscellaneous: 4.5% Miscellaneous $11,250 Spending planned for months 4 through 6 as follows; Over Head Personal Production costs: 35% expenditure Total Production of Bum Butt Wipes with Container Preparing for Manufacturing of Product $87,500 Contracting out for product production or we are leasing or purchasing a manufacturing building for total production.   Contributions to date: $5,500 Owner shareholder with no other planned capital contributions at this time. The company currently does not have other sources of funding and is relying on a successful crowdfunding raise to proceed with the company.

Has financial statements: Yes

Last Edited: 2018-06-01 16:31:28

Desired launch period: immediately

CCC code: au9bvpi@

CIK code: 0001740066

Links

Bum Butt Wipes with Container: www.bumbutt.com